Exhibit 99.1

XP INC. ACQUIRES STAKE IN FINTECH FLIPER IN ANTICIPATION

OF THE ONGOING TREND TOWARD OPEN BANKING

São Paulo, Brazil, June 8, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announces the acquisition of a majority ownership stake in Fliper, an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows XP Inc. to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil.

The acquisition is part of XP Inc.'s growth strategy and reinforces the value that the company sees in innovative fintechs, constantly seeking to attract the best entrepreneurs to complement and improve its investment platform. Fliper’s founders (Felipe Bonani, Renan Georges and Walter Poladian) remain stakeholders in the company and maintain full independence to manage the business with the support of XP Inc.’s structure - security, technology, back-office and marketing - to drive sustainable growth.

Fliper was founded in 2017 with the purpose of transforming its users’ relationship with personal finance, providing a single view of their investments across several financial institutions, allowing automatic consolidation, comparison of portfolio performance and monitoring of the evolution of assets. Fliper has over R$7 billion of mapped assets on its platform and sees the potential to surpass 5 million users in the coming years.

“The solution will allow us to improve the experience of our clients, who in many cases have accounts with more than one financial institution. Our intention is that XP Inc. customers consolidate all their investments and services within the group's platforms. We are confident that with even more transparency and the ability to compare the quality of products, this migration will continue”, commented Gabriel Leal, XP’s Commercial Director. “Both XP and Fliper carry innovation and disruption in their DNA. Hence, we believe the partnership further complements our ecosystem and has a great potential for long-term value creation”, added Bruno Constantino, the group’s CFO.

Renan Georges, founding partner of Fliper, said “being part of XP Inc. opens various opportunities for exponential business growth as we leverage synergies in the coming years. Also, as we remain independent our users can be assured that we will work in the same manner with all financial institutions, offering transparency and always providing the best services aligning with their interests”.

The completion of the transaction is subject to approval by the Brazilian Central Bank.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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